HOWELL CORPORATION

2001 Annual Report

HOWELL CORPORATION

Howell Corporation is an independent energy company engaged in the acquisition, development, exploitation and exploration of oil and natural gas properties. Howell is traded on the New York Stock Exchange under the symbol HWL.

Business Strategy

The Company's business strategy is to increase reserves, production volumes and cash flow of existing properties through exploitation, development and selective exploration. Whenever possible, Howell seeks to own a majority working interest in its properties and to control operations. The Company will also grow through acquisition, consistent with its focus on core geographic areas where it enjoys a concentration of long-lived assets and is in a position to benefit from localized knowledge and operating efficiencies.

LETTER TO SHAREHOLDERS

Howell Corporation enjoyed a successful year, despite the fact that oil and gas prices were significantly lower at the end of 2001 than at the beginning of the year. Adhering to our basic strategy, the Company continued to build on our base of quality long-lived reserves. The Company achieved a number of notable operating and financial results during the year:

- Increased net production volumes by 10%
- Increased net reserve volumes by 10%
- Tripled undeveloped acreage holdings to over 200,000 net acres
- Maintained reserve-to-production life at more than 12 years
- Generated earnings of $2.20 per share and cash flow of $3.92 per share

Our focus is to continue to grow shareholder value by building a record of consistent performance in an industry that is subject to dramatic commodity price changes. The success we have enjoyed is attributable in large part to the quality of Howell's core long-lived onshore properties. We will continue to exploit these core holdings as well as identify new exploitation growth opportunities for the Company.

Significant Events of 2001

In February of 2001, the Company announced a tax-free, like-kind exchange of properties whereby we traded working interests in our Main Pass Blocks 64 and 65 property, and $7.6 million in cash, for a 26% working interest in the Howell operated Salt Creek Field located in Natrona County, Wyoming. That transaction was important to us for two reasons: (1) it provided an exit from our only offshore property, allowing us to concentrate entirely on the acquisition and exploitation of long-lived properties onshore; and (2) we increased Howell's working interest to 98% in Salt Creek Field, our most significant property, increasing the Company's share of net production by 1,250 barrels of oil per day and 320 Mcf of gas per day.

In November of 2001, the Company announced the closing of a $25.6 million purchase from Conoco of additional ownership interests in the Howell operated Elk Basin Field located in Park County, Wyoming and Carbon County, Montana. That acquisition increased Howell's working interest in our second largest property to 64%, and increased Howell's net daily production of liquids to more than 10,000 barrels per day.

During the last two years we have also been successful in acquiring additional small interests in, and adjacent to, the Salt Creek and Elk Basin Fields. These were attractive growth opportunities recommended by our technical staff based upon their knowledge of the properties, a history of operating performance, and the fact that the acquisitions complemented our core property holdings.

Financial Performance

Howell reported strong financial results for the year 2001. Net income was $18.9 million or $2.20 per common share, on revenues of $84.3 million. This compared to net income in 2000 of $21.4 million or $2.50 per common share, on revenues of $81.1 million. We reported operating profits of $32.5 million in 2001, compared to operating profits of $39.6 reported in 2000. Net cash flow for the year was $33.7 million or $3.92 per common share, compared to $35.1 million or $4.09 per common share in 2000. All per share amounts are presented on a fully diluted basis.

Howell began the year with $67 million in long-term debt outstanding on its borrowing base. In July, the Company and its bank group entered into an amendment to the Credit Agreement that extended its term and established a $115 million borrowing base, subject to the customary semi-annual redeterminations. The Company spent $52.4 million in capital investments during 2001 with 90% invested in exploitation projects and the acquisition of additional interests in our Elk Basin and Salt Creek fields. At the end of 2001, the Company had $87 million in long-term debt outstanding.

Operational Performance

Howell produced 3.2 million barrels of liquids and 2.8 Bcf of gas during 2001. The Company's liquid production volumes of 8,700 barrels per day increased 12% from last years' volumes of 7,745 barrels per day. Gas production volumes were slightly lower in 2001 at 7.67 million cubic feet per day, compared to 7.73 million cubic feet per day in 2000. As a result the overall increase in production volumes, on a barrel of oil equivalent basis (BOE), was 10% between the two years.

Proved reserve volumes for the Company increased at year-end 2001 by 10% to 45.4 million BOE from 41.3 million BOE at year-end 2000. Total reserve additions from drilling and acquisitions were 16.4 million BOE resulting in an attractive cost to add of $3.14 per BOE. After including total reserve reductions in 2001 from production of 3.6 million BOE, property sales of 4.7 million BOE, and largely price related revisions of 4.0 million BOE, the Company replaced 212% of its 2001 production volumes. At year-end, Howell had a reserve-to-production ratio of more than 12 years.

Looking Forward

We believe Howell is a stronger Company than it was a year ago. Obviously commodity prices have a significant impact on our business. The tragic events of September 11, and continuing political unrest involving many nations whose oil production affects world supply, lend uncertainty to the future. These are matters that are outside of our ability to control. What we can control is how our assets are managed and our continuing commitment to building a quality, domestic onshore reserve base that can weather the pricing downturns and prosper during periods of pricing strength.

Based upon the solid financial and operational results of 2001, on January 30th the Board of Directors declared a 10% stock dividend as a tangible reward for our common shareholders. This was the second consecutive year for a stock dividend, which was in addition to Howell's regular cash dividends.

During 2001 the Company more than tripled its undeveloped leasehold to over 200,000 net acres. The Company has established an internal technical group to identify and evaluate growth opportunities on this recently acquired acreage as well as other areas that offer the potential for growth through aggressive exploitation drilling. We also continue to look for additional opportunistic acquisitions that will provide accretive growth of the Company's existing asset base.

Paul N. Howell, In Memoriam



With great sadness, we mourned the loss of the Company's founder, Paul N. Howell, on August 31, 2001. Paul Howell led a remarkable life. A survivor of Pearl Harbor, he eventually retired from the Navy with the rank of Rear Admiral. In 1955, Paul founded Howell Corporation and served at various times as its Chairman, President, and CEO. Paul remained an active and valuable member of our Board of Directors until his death. No comment on Paul's business and professional life would be complete without recognizing his significant contributions of time, talent, and resources to many charitable, educational and religious causes, both on a local and national level. Paul's life exemplified integrity and service to others. He will be missed by many people.

* * * * * * * * * * * * *

In conclusion, Howell would not be successful without dedicated, hard working employees both in Houston, and in our field offices. We join all Howell employees in thanking our shareholders for their support during 2001.

Donald W. Clayton
Chairman of the Board

Richard K. Hebert
President & Chief Executive Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

__ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-8704

HOWELL CORPORATION

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**74-1223027** (I.R.S. Employer Identification No.)
1111 Fannin, Suite 1500, Houston, Texas (Address of principal executive offices)	**77002** (Zip Code)

Registrant's telephone number, including area code: (713) 658-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $1 par value	New York Stock Exchange
$3.50 Convertible Preferred Stock, Series A, $1 par value	National Association of Securities Dealers, Inc. Automated Quotation System

Securities registered pursuant to Section 12(g) of the Act:

NONE

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

✓

The market value of all shares of Common Stock on February 19, 2002 was approximately $69.6 million. The aggregate market value of the shares held by nonaffiliates on that date was approximately $59.3 million. As of February 19, 2002, there were 6,114,877 common shares outstanding. See Note 10 of Notes to Consolidated Financial Statements.

Documents Incorporated by Reference:

Howell Corporation proxy statement to be filed in connection with the 2002 Annual Shareholders' Meeting (to the extent set forth in Part III of this Form 10-K).

HOWELL CORPORATION

2001 FORM 10-K ANNUAL REPORT

Table of Contents

PART I

PART II

PART III

PART IV

This Form 10-K includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this Form 10-K, including without limitation the statements under "Business", "Properties" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" regarding the nature of the Company's oil and gas reserves, productive wells, acreage, and drilling activities, the adequacy of the Company's financial resources, current and future industry conditions and the potential effects of such matters on the Company's business strategy, results of operations and financial position, are forward-looking statements. Although the Company believes that the expectations reflected in the forward-looking statements contained herein are reasonable, no assurance can be given that such expectations will prove to have been correct. Certain important factors that could cause actual results to differ materially from expectations ("Cautionary Statements"), include without limitation, fluctuations of the prices received for the Company's oil and natural gas, uncertainty of drilling results and reserve estimates, competition from other exploration, development and production companies, operating hazards, abandonment costs, the effects of governmental regulation and the leveraged nature of the Company, are stated herein in conjunction with the forward-looking statements or are included elsewhere in this Form 10-K. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements.

Words such as "anticipate", "expect", "project", and similar expressions are intended to identify forward-looking statements.

PART I

Item 1. Business

A. General

Howell Corporation and its subsidiaries ("Company") are engaged in the exploration, production, acquisition and development of oil and gas properties. These operations are conducted in the United States.

The Company's oil and gas exploration and production activities are conducted by Howell Petroleum Corporation ("HPC"), a wholly-owned subsidiary of the Company, and are concentrated primarily in Wyoming. At December 31, 2001, the Company's estimated proved reserves were 39.9 million barrels of oil and plant liquids and 32.8 billion cubic feet ("BCF") of gas. The core area and major producing areas for the Company include the Salt Creek and Elk Basin fields discussed below. These two major fields represent 36.8 million barrels of oil equivalent ("MMBOE"), or 81%, of the Company's total proved reserves. Substantially all of the Company's oil and natural gas production is sold on the spot market or pursuant to contracts priced according to the spot market. HPC has 122 employees.

The oil and gas industry is highly competitive. Major oil and gas companies, independent operators, drilling and production purchase programs, and individual producers and operators are active bidders for desirable oil and gas properties, as well as the equipment and labor required to operate those properties. Many competitors have financial resources substantially greater, and staffs and facilities substantially larger, than those of the Company.

The Company's financial condition, cash flows, profitability, future rate of growth and ability to borrow funds or obtain additional capital, as well as the carrying value of its oil and natural gas properties, are substantially dependent upon prevailing prices of, and demand for, oil and natural gas. The energy markets have historically been, and are likely to continue to be volatile, and prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply and demand for oil and natural gas, market uncertainty and a variety of additional factors beyond the control of the Company. These factors include the level of consumer product demand, weather conditions, actions of the Organization of Petroleum Exporting Countries, domestic and foreign governmental regulations, political stability in the Middle East and other petroleum producing areas, foreign and domestic supply of oil and natural gas, price of foreign imports, price and availability of alternative fuels and overall economic conditions. A substantial or extended decline in oil and natural gas prices could have a material adverse effect on the Company's financial position, results of operations, quantities of oil and natural gas reserves that may be economically produced, carrying value of its proved reserves, borrowing capacity and access to capital.

Discontinued Operations

Technical Fuels and Chemical Processing - In 1997, the Company sold substantially all of the assets of its technical fuels and chemical processing business. In connection with the transaction, the Company agreed not to engage in any competing business for a five-year period after the closing. As additional consideration for the sale, the Company retained the right to participate in the future earnings of the business. On January 4, 1999, the Company sold that right for $2.0 million. The sale and the results of operations of the technical fuels and chemical processing business have been classified as discontinued operations in the accompanying consolidated financial statements.

Investment in Genesis - In 1996, the Company conveyed the assets and business of its crude oil gathering and marketing operations and pipeline operations to Genesis Crude Oil, L.P., a Delaware limited partnership ("GCO"). Howell received cash of approximately $74.0 million and 991,300 subordinated limited partner units of GCO. Additionally, the Company received 46% of Genesis Energy, L.L.C., a Delaware limited liability company ("LLC") which is the General Partner of GCO.

With only a minority interest in LLC, Howell was not in a position to substantially influence management of GCO. During 1999, the Company decided to dispose of its interests in GCO and LLC and recorded an impairment charge of $13.5 million (pre-tax) attributable thereto and classified its operations as discontinued. See Note 4 of Notes to Consolidated Financial Statements.

The Company sold its interest in LLC during the first quarter of 2000 for $3.0 million. The proceeds from the sale were used to reduce debt. The subordinated limited partner units were eliminated in December 2000, as a result of a restructuring of GCO. The Company did not receive any proceeds for its subordinated units in GCO. No gain or loss was recognized on the sale or on the elimination of the subordinated units.

B. Governmental and Environmental Regulations

Governmental Regulations

Domestic development, production and sale of oil and gas are extensively regulated at both the federal and state levels. Legislation affecting the oil and gas industry is under constant review for amendment or expansion, frequently increasing the regulatory burden. Also, numerous departments and agencies, both federal and state, have issued rules and regulations binding on the oil and gas industry and its individual members, compliance with which is often difficult and costly and some of which carry substantial penalties for failure to comply. State statutes and regulations require permits for drilling operations, drilling bonds and reports concerning wells. The various states in which the Company conducts operations have statutes and regulations governing conservation matters, including the unitization or pooling of oil and gas properties and establishment of maximum rates of production from oil and gas wells. The existing statutes or regulations currently limit the rate at which oil and gas is produced from wells in which the Company owns an interest.

Environmental Regulations

The Company's operations are subject to extensive and developing federal, state and local laws and regulations relating to environmental, health and safety matters; petroleum; chemical products and materials; and waste management. Permits, registrations or other authorizations are required for the operation of certain of the Company's facilities and for its oil and gas exploration and production activities. These permits, registrations or authorizations are subject to revocation, modification and renewal. Governmental authorities have the power to enforce compliance with these regulatory requirements, the provisions of required permits, registrations or other authorizations, and lease conditions. Third parties may have the right to sue to enforce compliance. The cost of environmental compliance has not had a material adverse effect on the Company's operations or financial condition in the past. However, violations of applicable regulatory requirements, environment-related lease conditions, or required environmental permits, registrations or other authorizations can result in substantial civil and criminal penalties as well as potential court injunctions curtailing operations.

Some risk of costs and liabilities related to environmental, health and safety matters is inherent in the Company's operations, as it is with other companies engaged in similar businesses, and there can be no assurance that material costs or liabilities will not be incurred. In addition, it is possible that future developments, such as stricter requirements of environmental or health and safety laws and regulations affecting the Company's business or more stringent interpretations of, or enforcement policies with respect to, such laws and regulations, could adversely affect the Company. To meet changing permitting and operational standards, the Company may be required, over time, to make site or operational modifications at the Company's facilities, some of which might be significant and could involve substantial expenditures. In particular, federal regulatory programs focusing on the increased regulation of storm water runoff, oil spill prevention and response, and air emissions (especially those that may be considered toxic) are currently being implemented. There can be no assurance that material costs or liabilities will not arise from these or additional environmental matters that may be discovered or otherwise may arise from future requirements of law.

The Company has made a commitment to comply with environmental regulations. Personnel with training and experience in safety, health and environmental matters are responsible for compliance activities. Senior management personnel are involved in the planning and review of environmental matters.

C. Employment Relations

On December 31, 2001, the Company had 122 employees. The Company's employees are not represented by a union for collective bargaining purposes. The Company has experienced no work stoppages or strikes as a result of labor disputes and considers relations with its employees to be good. The Company maintains group life, medical, dental, long-term disability, short-term disability, 401(k) and accidental death and dismemberment insurance plans for its employees. The Company contributed $0.7 million to the 401(k) plan for 2001.

Item 2. Properties

A. Supplementary Oil and Gas Producing Information

The oil and gas producing activities of the Company are summarized below. Substantially all of the Company's producing properties are subject to certain restrictions under the Company's credit facility. See Note 5 of Notes to Consolidated Financial Statements.

Oil and Gas Wells

As of December 31, 2001, the Company owned interests in productive oil and gas wells (including producing wells and wells capable of production) as follows:

	Productive Wells	
	Gross[(1)]	Net
Oil wells	2,572	949
Gas wells	770	284
Total	3,342	1,233

(1) One or more completions in the same well are counted as one well.

Reserves

The Company's net proved reserves of crude oil, condensate and natural gas liquids (referred to herein collectively as "oil") and its net proved reserves of gas have been estimated by the Company's engineers in accordance with guidelines established by the Securities and Exchange Commission. The reserve estimates at December 31, 2001, 2000, 1999 and 1998, except for the reserves purchased since December 1997, were reviewed by independent petroleum consultants, H. J. Gruy and Associates, Inc. The December 31, 2001, 2000, 1999 and 1998 reserves, associated with the properties acquired since December 1997, were reviewed by independent petroleum consultants, Ryder Scott & Associates. These estimates were used in the computation of depreciation, depletion and amortization included in the Company's consolidated financial statements and for other reporting purposes.

Estimated Quantities of Proved Oil and Gas Reserves

	Oil (BBLs)	Gas (MCF)
As of December 31, 1998	29,939,841	78,790,670
Revisions of previous estimates	5,979,073	3,859,501
Extensions, discoveries & other additions	844,984	1,031,232
Purchases of minerals in place	685,478	75,751
Production	(2,843,055)	(2,994,215)
Sales of minerals in place	(11,575)	(42,158,149)
As of December 31, 1999	34,594,746	38,604,790
Revisions of previous estimates	(388,542)	(501,401)
Extensions, discoveries & other additions	1,888,000	1,664,700
Purchases of minerals in place	1,552,400	2,126,500
Production	(2,834,567)	(2,831,188)
As of December 31, 2000	34,812,037	39,063,401
Revisions of previous estimates	(3,051,931)	(5,452,483)
Extensions, discoveries & other additions	1,677,645	2,066,641
Purchases of minerals in place	14,177,205	1,194,905
Production	(3,177,603)	(2,801,598)
Sales of minerals in place	(4,504,689)	(1,313,036)
As of December 31, 2001	39,932,664	32,757,830
Proved developed reserves:		
December 31, 1998	26,701,736	75,756,389
December 31, 1999	31,530,345	35,890,990
December 31, 2000	31,988,737	36,349,611
December 31, 2001	39,394,376	31,403,187

Total proved reserves at year-end 2001 were 45.4 MMBOE compared to 41.3 MMBOE at year-end 2000. The increase was primarily due to purchases of minerals in place of 14.4 MMBOE partially offset by sales of minerals in place and production. Purchases and Sales of Minerals in Place for 2001 include volumes attributable to the exchange of the Main Pass property for an additional interest in the Salt Creek field. See Note 2 of Notes to Consolidated Financial Statements.

Proved oil reserves at December 31, 2001, include 1.5 million barrels of natural gas liquids ("NGL").

Oil and Gas Leaseholds

The following table sets forth the Company's ownership interest in leaseholds as of December 31, 2001. The oil and gas leases in which the Company has an interest are for varying primary terms, and many require the payment of delay rentals to continue the primary term. The leases may be surrendered by the Company at any time by notice to the lessors, by the cessation of production or by failure to make timely payment of delay rentals.

	Developed[1]		Undeveloped	
	Gross Acres	Net Acres	Gross Acres	Net Acres
Alabama	5,604	2,131	2,707	1,060
Louisiana	2,495	686	46	39
Mississippi	2,689	727	2,873	717
Montana	106	10	136,122	136,122
North Dakota	9,717	1,791	1,436	201
Texas	12,518	5,233	21,060	16,048
Wyoming	50,973	29,603	99,342	45,086
All other states combined	3,694	710	3,242	1,728
Total	87,796	40,891	266,828	201,001

[1] Acres spaced or assignable to productive wells.

Drilling Activity

The following table shows the Company's gross and net productive and dry exploratory and development wells drilled in the United States:

	Exploratory				Development			
	Productive Wells		Dry Holes		Productive Wells		Dry Holes	
Year	Gross	Net	Gross	Net	Gross	Net	Gross	Net
2001	–	–	–	–	16.0	14.6	2.0	1.6
2000	–	–	–	–	19.0	12.0	2.0	1.0
1999	–	–	–	–	2.0	2.0	2.0	2.0

The table above reflects only the drilling activity in which the Company had a working interest participation.

Sales Prices and Production Costs

The following table sets forth the average prices received by the Company for its production, the average production (lifting) costs, and amortization per equivalent barrel of production ("BOE"):

	2001	2000	1999
Average sales prices:			
Oil and NGL (per BBL) (includes effect of hedging in 2000 and 1999)	$22.63	$25.03	$14.77
Natural gas (per MCF)	$ 3.49	$ 3.50	$ 1.94
Production (lifting) costs (per BOE)	$10.02	$ 9.21	$ 6.84
Amortization (per BOE)	$ 2.54	$ 2.18	$ 1.95

Natural gas production is converted to barrels using its estimated energy equivalent of six MCF per barrel.

Oil and Gas Producing Activities

CAPITALIZED COSTS. The following table presents the Company's aggregate capitalized costs relating to oil and gas producing activities, all located in the United States, and the aggregate amount of related depreciation, depletion and amortization:

	December 31,	
	2001	2000
Capitalized Costs:	(In thousands)	
Oil and gas producing properties	$ 368,030	$ 401,851
Unproven properties	19,123	20,174
Total	$ 387,153	$ 422,025
Accumulated depreciation, depletion and amortization	$ 241,719	$ 318,111

The reduction in Capitalized Costs are primarily due to retirements and abandonments of oil and gas properties.

COSTS INCURRED. The following table presents costs incurred by the Company, all in the United States, in oil and gas property acquisition, exploration and development activities:

	Year Ended December 31,		
	2001	2000	1999
Property Acquisition:		(In thousands)	
Unproved properties	$ –	$ –	$ –
Proved properties	34,651	6,917	1,092
Exploration	2,705	789	1,461
Development	14,083	10,783	4,101
	$ 51,439	$ 18,489	$ 6,654

RESULTS OF OPERATIONS. The following table sets forth the results of operations of the Company's oil and gas producing activities, all in the United States. The table does not include activities associated with carbon dioxide, helium and sulfur produced from the LaBarge Project, which was sold in March 1999.

	Year Ended December 31,		
	2001	2000	1999
		(In thousands)	
Revenues	$ 81,664	$ 80,865	$ 47,826
Production (lifting) costs	36,526	30,436	22,875
Depreciation, depletion and amortization	9,251	7,213	6,525
	35,887	43,216	18,426
Income tax expense	12,094	15,558	6,265
Results of operations	$ 23,793	$ 27,658	$ 12,161

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES. The accompanying table presents a standardized measure of discounted future net cash flows relating to the production of the Company's estimated proved oil and gas reserves at the end of 2001 and 2000. The method of calculating the standardized measure of discounted future net cash flows is as follows:

(1) Future cash inflows are computed by applying year-end prices of oil and gas to the Company's year-end quantities of proved oil and gas reserves. Future price changes are considered only to the extent provided by contractual arrangements in existence at year-end.

(2) Future development and production costs are estimates of expenditures to be incurred in developing and producing the proved oil and gas reserves at year-end, based on year-end costs and assuming continuation of existing economic conditions.

(3) Future income tax expenses are calculated by applying the applicable statutory federal income tax rate to future pretax net cash flows. Future income tax expenses reflect the permanent differences, tax credits and allowances related to the Company's oil and gas producing activities included in the Company's consolidated income tax expense.

(4) The discount, calculated at ten percent per year, reflects an estimate of the timing of future net cash flows to give effect to the time value of money.

	December 31,	
	2001	2000
	(In thousands)	
Future cash inflows	$ 719,948	$1,194,169
Future production costs	446,765	411,678
Future development costs	2,009	14,831
Future income tax expenses	49,348	233,079
Future net cash flows	221,826	534,581
10% annual discount for estimated timing of cash flows	97,853	254,919
Standardized measure of discounted future net cash flows relating to proved oil and gas reserves	$ 123,973	$ 279,662

The standardized measure is not intended to represent the market value of reserves and, in view of the uncertainties involved in the reserve estimation process, including the instability of energy markets as evidenced by recent volatility in both natural gas and crude oil prices, the reserves may be subject to material future revisions.

CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS. The table below presents a reconciliation of the aggregate change in standardized measure of discounted future net cash flows:

	Year Ended December 31,		
	2001	2000	1999
		(In thousands)	
Sales and transfers, net of production costs	$ (45,138)	$ (50,429)	$ (24,951)
Net changes in prices and production costs	(236,992)	113,507	242,115
Extensions and discoveries, net of future production and development costs	16,451	19,831	9,829
Purchases of minerals in place	53,302	13,284	4,348
Sales of minerals in place	(48,039)	–	(5,047)
Changes in estimated future development costs	2,489	(717)	(546)
Revisions of quantity estimates	(13,237)	(4,673)	47,181
Accretion of discount	27,966	20,540	6,133
Net change in income taxes	95,018	(42,618)	(79,014)
Changes in production rates (timing) and other	(7,510)	5,539	(55,978)
Net change	$(155,690)	$ 74,264	$ 144,070

The Company's oil and gas exploration and production activities are conducted entirely within the United States by HPC and are concentrated in Wyoming. At December 31, 2001, the Company's estimated proved reserves were 39.9 MMBO and 32.8 BCF of gas. The Company's major producing properties include Salt Creek and Elk Basin. These two major fields represent 36.8 MMBOE, or 81% of the Company's total proved reserves. Substantially all of the Company's oil and natural gas production is sold on the spot market or pursuant to contracts priced according to the spot market.

Description of Significant Properties

Salt Creek. The Company owns and operates the Salt Creek field located in the Powder River Basin in Natrona County, Wyoming. The Company's working interest varies from 98.1% to 100% in this multi-pay field. The field underwent primary development beginning in 1908. In the 1960's, a waterflood was installed in the "Light Oil Unit" ("LOU") which is unitized from the surface to the base of the Sundance 3 formation. There are currently 758 producing wells and 594 injection wells located in the LOU on a flood pattern of approximately five acre well spacing. As of December 2001, the field was producing 4,584 barrels per day of sweet crude oil, 166 barrels per day of sour crude and 36 barrels per day of NGLs net to the Company. The most prolific producing formation in the LOU is the Wall Creek 2 at a depth of 1,500 feet. It has produced approximately 392 MMBO from an original estimated 950 MMBO in place. In addition, the field has produced another 269 MMBO from multiple horizons varying in depth down to 4,000 feet.

The Company continues to actively pursue opportunities to optimize this massive waterflood. A balanced program of establishing effective injection rates and pressures within waterflood patterns has been combined with appropriate artificial lift enhancements. In addition, recompletions of shut-in or plugged wellbores into minor horizons have been successful and more are planned in 2002. These low cost exploitation activities have eliminated the production decline in the field over the last four years.

Elk Basin. The Company owns and operates the Elk Basin field, located in the Bighorn Basin in Park County, Wyoming and Carbon County, Montana. The productive horizons range in depth from 1,700 feet to 6,000 feet, with the majority of the production coming from the Embar-Tensleep and the Madison formations. As of December 2001, the field was producing 3,578 barrels per day of oil and 467 barrels per day of NGLs net to the Company from 246 producing wells and 72 injecting wells. Through a combination of gas cap pressure maintenance in the Embar-Tensleep reservoir and continued successful capital and expense projects throughout the field, production has remained at essentially the same level as the acquisition in 1997.

The Embar-Tensleep reservoir was under flue gas injection pressure maintenance from 1949 until 1974 when injection into the gas cap was discontinued. The Company re-established flue gas injection to initiate an increase in reservoir pressure in 1998. Pressure monitoring wells in the gas cap indicate that the reservoir pressure continues to increase. In addition to continued activity in the pressure maintenance project, the Company has plans to drill an Embar-Tensleep well in 2002. This well is intended to serve as both an in-fill and a down-dip extension test on the west flank of the structure.

The Madison formation, a heterogeneous carbonate reservoir with an interval thickness of 800 feet, is currently under waterflood. This reservoir remains a significant source for potential production uplift through in-fill drilling, horizontal re-entry of existing producing wellbores, or enhanced secondary and tertiary recovery methods. The Company's technical staff is presently studying the formation to determine the most economical means of exploiting this resource.

Unproven Properties. The Company acquired significant oil and gas properties from Amoco Production Company in 1997. The Salt Creek Field was identified as having significant potential beyond its existing producing reserves through tertiary recovery means. Accordingly, a portion of the acquisition cost was allocated to this CO2 flood candidate. In light of the unusually low oil price environment for nearly two years following the acquisition, limited evaluation work was done during that period. With the rebound of oil prices, Company personnel and consultants studied the property to determine the feasibility of such a project. The study culminated in a recommendation to the Board of Directors to implement a pilot CO2 flood, estimated to cost $10.6 million, $8.2 million of which would be spent in the first three years. The Board approved the capital expenditures necessary to fund the pilot. Funding for the pilot is expected to come from internally generated cash flow, but expenditures will not commence until a CO2 supply is assured. While a successful pilot would be encouraging, additional pilots may be necessary in order to prove the method effective across the field.

In order to commence the flood, a CO2 pipeline has to be extended into the area. Discussions and negotiations are underway with parties who have the experience and the capital necessary to build, fund and operate such a line.

At December 31, 2001, $14.6 million attributable to this property is included in unproven properties on the balance sheet. If the CO2 flood project is abandoned or not successful, the associated costs will be transferred to the full cost pool and would result in increasing depletion expense in future periods. The Company has not recognized any proved reserves attributable to the CO2 potential of this property.

B. **Other Properties**

The Company leases approximately 52,900 square feet for use as corporate and administrative offices in Houston, Texas.

Item 3. Legal Proceedings

The Company, through its subsidiaries, is involved from time to time in various claims, lawsuits and administrative proceedings incidental to its business. In the opinion of management, the ultimate liability thereunder, if any, will not have a material adverse effect on the financial condition or results of operations or cash flows of the Company. See Note 7 of Notes to Consolidated Financial Statements.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Part II

Item 5. Market for the Registrant's Common Stock and Related Stockholder Matters

Howell Corporation common stock is traded on the New York Stock Exchange. Symbol: HWL

For quarter ended	Price High	Price Low	Cash Dividends $
March 31, 2000	6.76	5.05	0.04
June 30, 2000	9.37	5.91	0.04
September 30, 2000	12.39	8.30	0.04
December 31, 2000	12.16	10.12	0.04
March 31, 2001	14.85	10.05	0.04
June 30, 2001	15.05	11.40	0.04
September 30, 2001	12.38	8.90	0.04
December 31, 2001	11.92	8.55	0.04

Approximate number of equity shareholders as of December 31, 2001: 1,800. Share prices have been restated to reflect the effect of the 10% stock dividend paid during March 2001.

It is the current intention of the Company to pay quarterly cash dividends on its common stock. No assurance can be given, however, as to the timing and amount of any future dividends which necessarily will depend on the earnings and financial needs of the Company, legal restraints, and other considerations that the Company's Board of Directors deems relevant. The ability of the Company to pay dividends on its common stock is currently subject to certain restrictions contained in its bank credit agreement. See Item 7, "Management's Discussion and Analysis of Financial Condition - Liquidity and Capital Resources."

In addition, the Company has 690,000 shares of convertible preferred stock outstanding. These shares were issued in April 1993. The $3.50 convertible preferred stock is traded on the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ") under the symbol HWLLP. See Note 6 of Notes to Consolidated Financial Statements.

Subsequent Event

On January 30, 2002, the Company declared a 10% stock dividend to be paid on March 21, 2002, for common shareholders of record on March 7, 2002. The number of common shares outstanding will increase by 10% when the dividend is paid. Additionally, the price at which the convertible preferred stock may be converted into common shares will be reduced from $15.00 to approximately $13.64 after the dividend. See Note 10 of Notes to Consolidated Financial Statements.

Item 6. Selected Financial Data

The information below is presented in order to highlight significant trends in the Company's results from continuing operations and financial condition. See Consolidated Financial Statements and Notes thereto.

	Year Ended December 31, [1]				
	2001	2000	1999	1998 [2]	1997
	(In thousands, except per share amounts)				
Revenues from continuing operations	$ 84,283	$ 81,065	$ 48,310	$ 51,422	$ 34,663
Net earnings (loss) from continuing operations	$ 18,934	$ 21,443	$ 4,945	$ (68,076)	$ 2,887
Basic earnings (loss) per common share From continuing operations	$ 2.76	$ 3.16	$ 0.42	$ (11.72)	$ 0.08
Diluted earnings (loss) per common share from continuing operations	$ 2.20	$ 2.50	$ 0.42	$ (11.72)	$ 0.08
Property, plant and equipment, net	$147,387	$105,160	$ 93,046	$121,634	$226,228
Total assets	$164,776	$125,414	$117,983	$166,291	$268,122
Long-term debt	$ 87,000	$ 67,000	$ 82,000	$102,000	$117,000
Shareholders' equity	$ 53,916	$ 38,919	$ 20,680	$ 26,871	$ 97,639
Cash dividends per common share	$ 0.16	$ 0.16	$ 0.16	$ 0.16	$ 0.16
Cash dividends per preferred share	$ 3.50	$ 3.50	$ 3.50	$ 3.50	$ 3.50

[1] See Note 4 of Notes to Consolidated Financial Statements regarding the 1999 impairment and sale and the 1996 sale, contribution and conveyance of crude oil gathering and marketing, pipeline, and transportation operations.
[2] Includes $102,167 (pre-tax) charge for impairment of oil and gas properties in 1998.

Summarized below are the Company's quarterly financial data for 2001 and 2000.

	2001 Quarters			
	First	Second	Third	Fourth
	(In thousands, except per share amounts)			
Revenues from operations	$ 22,971	$ 22,839	$ 21,547	$ 16,926
Earnings from operations before income taxes	10,149	8,813	7,039	2,537
Net earnings from operations	6,597	5,728	4,716	1,893
Net earnings from operations per share - basic	0.99	0.86	0.69	0.22
Net earnings from operations per share - diluted	0.77	0.66	0.55	0.21

	2000 Quarters			
	First	Second	Third	Fourth
	(In thousands, except per share amounts)			
Revenues from operations	$ 18,276	$ 18,789	$ 21,300	$ 22,700
Earnings from operations before income taxes	6,985	7,306	8,916	10,297
Net earnings from operations	4,540	4,678	5,634	6,591
Net earnings from operations per share - basic	0.65	0.67	0.83	0.99
Net earnings from operations per share - diluted	0.53	0.55	0.65	0.76

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of the Company's financial condition, results of operations, capital resources and liquidity. This discussion and analysis should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto.

RESULTS OF CONTINUING OPERATIONS

The Company's business is oil and gas exploration, production, acquisition and development. Results of continuing operations for the three years ended December 31, 2001, are discussed below. See Note 2 of Notes to Consolidated Financial Statements.

Oil and Gas Production

	Year Ended December 31,		
		2001 1999	2000
Revenues (in thousands):			
Sales of oil and natural gas	$ 81,664	$ 80,865	$ 47,826
Other	2,619	200	484
Total revenues	$ 84,283	$ 81,065	$ 48,310
Operating profit (in thousands)	$ 32,481	$ 39,647	$ 14,752
Operating information:			
Average net daily production:			
Oil and NGL (BBLs)	8,706	7,745	7,789
Natural gas (MCF)	7,676	7,735	8,203
Average sales prices:			
Oil and NGL (per BBL) (includes effect of hedging in 2000 and 1999)	$ 22.63	$ 25.03	$ 14.77
Natural gas (per MCF)	$ 3.49	$ 3.50	$ 1.94

Revenues

During 2001, revenues increased 4% when compared to the year ended 2000. The increase was primarily due to other revenues resulting from a $1.6 million increase in the market value of the commodity contracts. Also, a 12% increase in average oil and NGL production, partially offset by a 10% decrease in average oil and NGL prices, contributed to the increase. The increase in production was partially due to the Company's purchase of additional interests in Elk Basin during the fourth quarter 2001. See Note 2 of Notes to Consolidated Financial Statements.

During 2000, revenues increased 68% when compared to the year ended 1999. The increase was primarily due to a 69% increase in average oil and NGL prices and an 80% increase in average natural gas prices. These were partially offset by a 6% decrease in natural gas production as a result of the Company's sale of the LaBarge property in early 1999. See Note 2 of Notes to Consolidated Financial Statements.

Operating Profit

During 2001, operating profits decreased $7.2 million primarily as a result of a $6.1 million increase in lease operating costs and a $2.0 million increase in depletion costs. Lease operating costs increased primarily due to a 12% increase in liquids production and higher vendor costs. The operating profit decrease was partially offset by the increased revenues resulting from the commodity contracts and the increase in oil and NGL production.

During 2000, operating profits increased $24.9 million primarily as a result of increased average energy prices. The increase was partially offset by a $7.6 million increase in operating expenses primarily due to higher severance and production taxes of $4.3 million. Operating profits were also offset by an 11% increase in amortization expense.

Howell's average realized oil price excluding NGLs for 2001 was $22.80 per barrel as compared to $25.22 per barrel in 2000. The 2000 price includes the effects of hedging. There were no hedges affecting the 2001 price.

Interest Expense

Interest expense decreased $2.1 million in 2001 as a result of a decrease in interest rates. The Company increased debt by $20.0 million during 2001, partially as a result of the Company's purchase of Conoco's interest in Elk Basin during the fourth quarter 2001.

Interest expense decreased $1.0 million in 2000 as a result of a decrease in long-term debt. The Company reduced debt by $15.0 million during 2000 as a result of cash flows from continuing operations of $38.4 million. The sale of LLC for $3.0 million also contributed to the reduced debt.

See Notes 2 and 5 of Notes to Consolidated Financial Statements.

Provision for Income Taxes

The Company's effective tax rate of 34% reflects the statutory federal rate plus state income taxes as adjusted for permanent differences.

RESULTS FROM DISCONTINUED OPERATIONS

Crude Oil Marketing & Transportation

During the first quarter of 2000, the Company sold its 46% interest in LLC for $3.0 million. The proceeds from the sale were used to reduce debt. During 1999, crude oil marketing and transportation incurred a pre-tax loss of $13.8 million. The loss is primarily a result of the impairment of the investment in Genesis to market value.

There were no revenues or operating profits in the crude oil marketing and transportation operation during 1998 as a result of the sale of that business in 1996. As a result of the Company's direct and indirect interest in Genesis, the Company recognized pre-tax net earnings in Genesis of $0.4 million during 1998.

Technical Fuels and Chemical Processing

In 1997, the Company sold substantially all of the assets of its technical fuels and chemical processing business. In connection with the transaction, the Company agreed not to engage in any competing business for a five-year period after the closing. The Company has given and received environmental and other indemnities. Claims could arise in the future that would require the Company to perform under those indemnities. As additional consideration for the sale, the Company retained the right to participate in the future earnings of the business. On January 4, 1999, the Company sold that right for $2.0 million. The sale and the results of operations of the technical fuels and chemical processing business have been classified as discontinued operations in the accompanying consolidated financial statements.

These results have been reclassified as discontinued operations. See Note 4 of Notes to Consolidated Financial Statements. There is no allocated interest as interest expense incurred was strictly for the oil and gas business. The following table presents the detail of net loss from discontinued operations as presented on the Consolidated Statements of Operations:

	Year Ended December 31,		
	2001	2000 (in thousands)	1999
Discontinued operations:			
Net loss of Genesis less applicable income taxes of $(4,702)	$ –	$ –	$ (9,129)
Net earnings from technical fuels less applicable income taxes of $752	–	–	1,284
Net loss from discontinued operations	$ –	$ –	$ (7,845)

LIQUIDITY AND CAPITAL RESOURCES

The Company satisfies its liquidity needs through a combination of cash flow generated from operations and bank borrowings. The main products produced by the Company (oil, gas and natural gas liquids) are commodities for which markets have historically been readily available and it is expected that they will continue to be. The prices for these commodities however, have been volatile. During 2001, closing prices for crude oil (as quoted by the New York Mercantile Exchange) ranged from a low of $17.45 to a high of $32.19 while prices for gas ranged from $1.83 to $9.82.

Such variability can cause dramatic swings in the cash flow generated from operations. If prices trend higher or lower, the Borrowing Base will be affected as well. Both impact the liquidity of the Company and dictate the flexibility of the Company to carry out its business plans.

Credit Facility

The Company entered into an Amended and Restated Credit Agreement effective December 1, 1998 ("Credit Facility"). This is a revolving credit facility that was amended on July 26, 2001, and terminates no later than July 26, 2004, at which time all borrowings must be repaid. The Borrowing Base, which is redetermined semi-annually by the banks, was $115 million at December 31, 2001. Borrowings under the facility cannot exceed the lesser of the Borrowing Base or the sum of the banks' commitments, which at December 31, 2001, was $100 million. The Company has the right to seek additional commitments from the existing banks or by bringing one or more additional banks into the group. Additionally, availability can be affected dramatically based upon the volatility of oil and gas prices.

Outstanding amounts under the Credit Facility bear interest, at the Company's option, at either the Eurodollar Loan rate ("Libor"), or the Base Rate (prime), plus the Applicable Margin. The Applicable Margin is determined by the Borrowing Base Utilization Percentage. As a result, interest rates range from as low as Libor plus 1.50% or the Base Rate plus 0.00% if 50% or less of the Borrowing Base is used, to as high as Libor plus 2.25% or the Base Rate plus 0.25% if greater than 90% of the Borrowing Base is used.

The Credit Facility is secured by mortgages on substantially all of the Company's oil and gas properties. The Credit Facility contains certain other affirmative and negative covenants, including limitations on the ability of the Company to incur additional debt, sell assets, merge or consolidate, pay dividends on its capital in excess of historical levels, and a prohibition on change of control or management.

As of December 31, 2001, $79.0 million of Libor-based loans bore interest at an average rate of 3.70% per annum and $8.0 million of Base rate borrowings bore interest at 4.75%.

Other

At December 31, 2001, the Company had working capital of $1.2 million. In 2001, cash provided from operating activities was $37.9 million.

In 1993, the Company issued 690,000 shares of $3.50 convertible preferred stock. The net proceeds from the sale were $32.9 million. Dividends on the convertible preferred stock are paid quarterly. Such dividends accrue and are cumulative. The Company has paid all dividends on time.

The Company currently anticipates spending approximately $0.1 million during fiscal years 2002 and 2003 at various facilities for capital and operating costs associated with ongoing environmental compliance and may continue to have expenditures in connection with environmental matters beyond fiscal year 2003. The Company spent $0.3 million on such expenditures in 2001. See Note 8 of Notes to Consolidated Financial Statements.

The Company occupies office and operational facilities and uses equipment under operating lease arrangements Expense of these arrangements amounted to $0.6 million in 2001 and $0.5 million in 2000 and 1999. At December 31, 2001, long-term commitments for lease of facilities and equipment totaled approximately $2.2 million, consisting of $0.7 million for each year 2002 through 2004, and $0.2 million for 2005.

The Company believes that its cash flow from operations, and amounts available under the Credit Facility, will be sufficient to satisfy its current liquidity and capital expenditure requirements budgeted to be $13.1 million for 2002. At December 31, 2001, the Company had cash and cash equivalents of $7.4 million, and $12.8 million available to it under the Credit Facility. A decline in the value of the Company's proved reserves could result in the bank reducing the Borrowing Base, thereby causing mandatory payments under the Credit Facility. While the Company does not expect this to occur in 2002, such payments would adversely affect the Company's ability to carry out its capital expenditure program and could cause the Company to recapitalize its debt through the public or private placement of securities. Equity markets tend to be less attractive in a low price environment.

CRITICAL ACCOUNTING POLICIES

Full Cost Method of Accounting for Oil & Gas Activities

The Securities and Exchange Commission ("SEC") prescribes in Regulation SX the financial accounting and reporting standards for companies engaged in oil and gas producing activities. Two methods are prescribed: the successful efforts method and the full cost method. Like many other oil and gas companies, Howell has chosen to follow the full cost method. At the time it was adopted, management believed that this method would be preferable, as earnings tend to be less volatile than under the successful efforts method. See Note 1 of Notes to Consolidated Financial Statements.

However, the volatility of commodity prices can result in significant non-cash charges, as the full cost pool may be impaired when prices are lower. The Company has experienced this situation numerous times over the years, most recently in 1998. Many companies have announced write-downs as a result of lower oil and gas prices at the end of 2001. Howell did not incur such a write-down at the end of 2001, as it had a small cushion, one that could be eroded with a drop of oil prices of only $1 to $2 per barrel from year-end.

The Company's oil and gas reserves are quite mature but still have a relatively long life. However, even a temporary drop in prices can have a material impact on its business. Lower prices could result in a reduced borrowing base under our Credit Facility and a reduction of our full cost pool. A significant write-down could result in a violation of our tangible net worth covenant under our Credit Facility. A sustained period of low prices, combined with the relatively high operating expenses associated with the mature reserves, could pose a risk to the growth or viability of the Company.

Unproven Properties

The Company, at December 31, 2001, carried unproven properties on the balance sheet of $19.1 million. These properties are reviewed at least annually for impairment, as required by the full cost rules of Regulation SX. At December 31, 2001, $14.6 million of this amount was attributable to a potential tertiary recovery project at Salt Creek. The Company acquired this property in 1997. During 2001, management obtained approval from the Board of Directors to implement a pilot CO2 flood, estimated to cost $10.6 million, $8.2 million of which would be spent in the first three years. Funding for the pilot is expected to come from internally generated cash flow but expenditures will not commence until a CO2 supply is assured. While a successful pilot would be encouraging, additional pilots may be necessary in order to prove the method effective across the field.

The CO2 supply is dependent upon extending a CO2 pipeline system into the area. Discussions and negotiations are underway with parties who have the experience and capital necessary to build, fund and operate such an extension. There is no present commitment to build the pipeline extension. Management expects said extension to be built but, the Company does not control the timing. Even at present commodity pricing, this project is believed to be feasible and could result in significant additional proved reserves should the pilot(s) be successful.

ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS 141 requires that all business combinations initiated (as defined by the standard) after June 30, 2001, be accounted for using the purchase method. Companies may no longer use the pooling method of accounting for future combinations.

SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, and was adopted by the Company as of January 1, 2002. SFAS No. 142 requires that goodwill no longer be amortized over an estimated useful life, as previously required. Instead, goodwill amounts will be subject to a fair-value-based annual impairment assessment. The standard also requires certain identifiable intangible assets to be recognized separately and amortized as appropriate. No such intangibles have been identified at the Company. The Company believes the adoption of SFAS No. 142 will not have a material effect on its consolidated results of operations, cash flows, or financial position.

In July 2001, the FASB issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets." SFAS 143 provides the accounting requirements for retirement obligations associated with tangible long-lived assets. SFAS No. 143 is effective for the fiscal years beginning after June 15, 2002, and early adoption is permitted. The Company is currently assessing the new standard and has not yet determined the impact on its consolidated results of operations, cash flows, or financial position.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The new rules supersede FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The new rules retain many of the fundamental recognition and measurement provisions, but significantly change the criteria for classifying an asset as held-for-sale. SFAS No. 144 is effective for the fiscal years beginning after December 15, 2001, and early adoption is permitted. The Company believes adoption of this standard will not have a material effect on its consolidated results of operations, cash flows, or financial position.

FORWARD-LOOKING STATEMENTS

This Form 10-K includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this Form 10-K, including without limitation the statements under "Business", "Properties" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" regarding the nature of the Company's oil and gas reserves, productive wells, acreage, and drilling activities, the adequacy of the Company's financial resources, current and future industry conditions and the potential effects of such matters on the Company's business strategy, results of operations and financial position, are forward-looking statements. Although the Company believes that the expectations reflected in the forward-looking statements contained herein are reasonable, no assurance can be given that such expectations will prove to have been correct. Certain important factors that could cause actual results to differ materially from expectations ("Cautionary Statements"), include without limitation, fluctuations of the prices received for the Company's oil and natural gas, uncertainty of drilling results and reserve estimates, competition from other exploration, development and production companies, operating hazards, abandonment costs, the effects of governmental regulation and the leveraged nature of the Company, are stated herein in conjunction with the forward-looking statements or are included elsewhere in this Form 10-K. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements.

Words such as "anticipate", "expect", "project", and similar expressions are intended to identify forward-looking statements.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

In order to mitigate the effects of future price fluctuations, the Company from time to time uses limited programs to hedge its production. Futures and options contracts are used as the hedging tools. Changes in the market value of the hedge transactions are deferred until the gain or loss is recognized on the hedged transactions. In addition, the Company may, on a limited basis, enter into market related commodity contracts which are marked-to-market.

In 1999, the Company entered into two hedging programs. The first program was a purchase of a put option and a sale of a call option covering 1,750 barrels of oil per day effective April 1, 1999, through December 31, 1999. The strike prices were $15.00 per barrel for the put option and $17.00 per barrel for the call option. The second program was a purchase of a put option and a sale of a call option also covering 1,750 barrels of oil per day effective from May 1, 1999, through December 31, 1999. The strike prices were $14.50 per barrel for the put option and $18.80 per barrel for the call option. There were no premiums associated with either of these programs. The strike price of the call options was exceeded, resulting in a reduction of revenues of $3.5 million from what would have been received had no hedging programs been in place. Without the options the average price per barrel of oil for the year ended December 31, 1999, would have increased from $14.95 to $16.23.

The Company also entered into two hedging programs for the year 2000. The first program was a purchase of a put option and a sale of a call option covering 1,700 barrels of oil per day effective January 1, 2000, through December 31, 2000. The strike prices were $17.25 per barrel for the put option and $22.00 per barrel for the call option. The second program was a purchase of a put option and a sale of a call option covering 1,800 barrels of oil per day effective January 1, 2000, through December 31, 2000. The strike prices were $18.50 per barrel for the put option and $26.00 per barrel for the call option. Each program provided for monthly settlements and was based on monthly averages. There were no premiums associated with either program. The strike price of the call options was exceeded, resulting in a reduction of revenues of $7.9 million from what would have been received had no hedging programs been in place. Without the options the average price per barrel of oil for the year ended December 31, 2000, would have increased from $25.22 to $28.15.

During the fourth quarter of 2000, the Company purchased a put option covering 7,500 MMBTU per day for NYMEX contract months March through December 2001, allowing it to benefit should gas prices fall. The premium paid was $0.3 million. The change in market value resulted in earnings of $0.9 million in 2001.

During the second quarter of 2001, the Company purchased a put option covering 4,000 barrels of oil per day for calendar months June through December 2001, allowing it to benefit should the NYMEX price for oil fall below

$23.40 per barrel. The premium paid was $0.4 million. The change in market value resulted in earnings of $0.7 million in 2001.

Item 8. Financial Statements and Supplementary Data

The response to this item is submitted as a separate section.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Part III

Item 10. Directors and Executive Officers of the Registrant

Regarding Directors, the information appearing under the caption "Election of Directors" set forth in the Company's definitive proxy statement, to be filed within 120 days after the close of the fiscal year in connection with the 2002 Annual Shareholders' Meeting, is incorporated herein by reference. Regarding executive officers, information is set forth below.

The executive officers are elected annually.

Name	Age	Position
Donald W. Clayton	65	Chairman
Richard K. Hebert	50	President and Chief Executive Officer
Allyn R. Skelton, II	50	Vice President and Chief Financial Officer
Robert T. Moffett	50	Vice President, General Counsel and Secretary
John E. Brewster, Jr.	51	Vice President, Corporate Development and Planning

Mr. Donald W. Clayton was elected Chairman and Chief Executive Officer in May 1997. From 1993 to 1997, he was co-owner and President of Voyager Energy Corp. He formerly served as President and Director of Burlington Resources, Inc., and President and Chief Executive Officer of Meridian Oil, Inc. Prior to that, he was a senior executive with Superior Oil Company. Mr. Clayton remained Chairman of the Company when Mr. Hebert succeeded him as Chief Executive Officer in January 2001.

Mr. Richard K. Hebert was elected President and Chief Operating Officer in May 1997. From 1993 to 1997, he was co-owner and Chief Executive Officer of Voyager Energy Corp. He formerly served as Executive Vice President and Chief Operating Officer of Meridian Oil, Inc., now Burlington Resources, Inc. Prior to that, he served in various engineering and management positions with Mobil Oil Corporation, Superior Oil Company and Amoco Production Company. Mr. Hebert assumed the additional duties of Chief Executive Officer in January 2001.

Mr. Allyn R. Skelton, II, was elected Vice President and Chief Financial Officer of the Company in May 1999. Mr. Skelton was formerly Chief Financial Officer of Genesis Energy, L.P. Prior to that he was Chief Financial Officer of Howell Corporation.

Mr. Robert T. Moffett was elected Secretary in October 1996, and Vice President and General Counsel in January 1994. He had served as General Counsel of the Company since September 1992. Prior to that, Mr. Moffett was a general partner in the firm of Moffett & Brewster.

Mr. John E. Brewster, Jr. was elected Vice President, Corporate Development & Planning in May 1997. Prior to that he was a consultant to Voyager Energy Corp. He has held senior management positions with Santa Fe Minerals, Inc., Odyssey Energy, Inc., and Trafalgar House Oil & Gas Inc., and was a general partner in the firm of Moffett & Brewster.

Regarding delinquent filers pursuant to Item 405 of Regulation S-K, the information appearing under the caption "Compliance with Section 16(a) of the Securities Exchange Act of 1934" set forth in the Company's definitive proxy statement, to be filed within 120 days after the close of the fiscal year in connection with the 2002 Annual Shareholders' Meeting, is incorporated herein by reference.

Item 11. Executive Compensation

The information appearing under the captions "Compensation of Executive Officers" and "Certain Transactions" set forth in the Company's definitive proxy statement, to be filed within 120 days after the close of the fiscal year in connection with the 2002 Annual Shareholders' Meeting, is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information appearing under the caption "Security Ownership of Management and Certain Beneficial Owners" set forth in the Company's definitive proxy statement, to be filed within 120 days after the close of the fiscal year in connection with the 2002 Annual Shareholders' Meeting, is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

The information appearing under the caption "Certain Transactions" set forth in the Company's definitive proxy statement, to be filed within 120 days after the close of the fiscal year in connection with the 2002 Annual Shareholders' Meeting, is incorporated herein by reference.

Part IV

Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) (1) and (2). The response to this portion of Item 14 is submitted as a separate section of this report (see page 20).

(a) (3) and (c). The response to this portion of Item 14 is submitted as a separate section of this report (see page 37).

(b) *Reports on Form 8-K.*

A report on Form 8-K was filed on October 18, 2001, announcing that the Company signed a definitive Purchase and Sale Agreement to acquire Conoco Inc.'s interest in the Elk Basin Field, a producing oil property located in Wyoming and Montana, for $26 million, effective September 1, 2001.

A report on Form 8-K was filed on November 20, 2001, announcing that pursuant to the purchase and sale agreement, the Company completed the purchase of Conoco Inc.'s interest in the Elk Basin Field, a producing oil property located in Wyoming and Montana.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOWELL CORPORATION
(Registrant)

By /s/ ALLYN R. SKELTON, II

Allyn R. Skelton, II
Vice President and
Chief Financial Officer
Principal Financial and Accounting Officer

Date: February 25, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ DONALD W. CLAYTON Donald W. Clayton Chairman	Principal Executive Officer and Director	February 25, 2002
/s/ RICHARD K. HEBERT Richard K. Hebert President and Chief Executive Officer	Principal Executive Officer and Director	February 25, 2002
/s/ ROBERT M. AYRES, JR. Robert M. Ayres, Jr.	Director	February 25, 2002
/s/ RONALD E. HALL Ronald E. Hall	Director	February 25, 2002
/s/ KEN C. TAMBLYN Ken C. Tamblyn	Director	February 25, 2002

HOWELL CORPORATION AND SUBSIDIARIES

FORM 10–K

ITEMS 8, 14(a) (1) and (2)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

The following consolidated financial statements of the registrant and its subsidiaries required to be included in Items 8 and 14(a)(1) are listed below:

The financial statement schedules are omitted because they are not applicable, are not required or because the required information is included in the Consolidated Financial Statements or notes thereto.

INDEPENDENT AUDITORS' REPORT

To Howell Corporation:

We have audited the accompanying consolidated balance sheets of Howell Corporation and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Howell Corporation and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
February 25, 2002

HOWELL CORPORATION AND SUBSIDIARIES
Consolidated Balance Sheets

	December 31, 2001	December 31, 2000
	(In thousands, except share data)	
Assets		
Current assets:		
Cash and cash equivalents	$ 7,442	$ 5,553
Trade accounts receivable, less allowance for doubtful accounts of $187 in 2001 and $66 in 2000	6,868	12,515
Income tax receivable - federal	1,037	705
Deferred income taxes	59	59
Other current assets	1,296	750
Total current assets	16,702	19,582
Property, plant and equipment:		
Oil and gas properties, utilizing the full cost method of accounting	368,030	401,851
Unproven properties	19,123	20,174
Other	4,688	3,737
Less accumulated depreciation, depletion and amortization	(244,454)	(320,602)
Net property, plant and equipment	147,387	105,160
Other assets	687	672
Total assets	$ 164,776	$ 125,414
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 10,284	$ 10,849
Accrued liabilities - oil and gas properties	2,380	2,521
Accrued liabilities - other	2,766	2,605
Income taxes payable - state	74	319
Total current liabilities	15,504	16,294
Deferred income taxes	5,628	625
Other liabilities	2,728	2,576
Long-term debt	87,000	67,000
Commitments and contingencies - see Note 8		
Shareholders' equity:		
Preferred stock, $1 par value; 690,000 shares issued and Outstanding; liquidation value of $34,500,000	690	690
Common stock, $1 par value; 6,098,652 shares issued and outstanding in 2001 (5,524,907 shares in 2000) - see Note 10	6,099	5,525
Additional paid-in capital	46,729	41,079
Deferred compensation	(828)	(209)
Retained earnings (deficit)	1,226	(8,166)
Total shareholders' equity	53,916	38,919
Total liabilities and shareholders' equity	$ 164,776	$ 125,414

See accompanying Notes to Consolidated Financial Statements.

HOWELL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations

	Year Ended December 31,		
	2001	2000	1999
	(In thousands, except per share amounts)		
Revenues	$ 84,283	$ 81,065	$ 48,310
Costs and expenses:			
Operating expenses	36,526	30,436	23,093
Depreciation, depletion and amortization	9,496	7,353	6,671
General and administrative expenses	5,620	3,629	3,794
Other	160	–	–
	51,802	41,418	33,558
Other income (expense):			
Interest expense	(4,175)	(6,283)	(7,329)
Interest income	140	142	118
Other-net	92	(2)	45
	(3,943)	(6,143)	(7,166)
Earnings from continuing operations before income taxes	28,538	33,504	7,586
Income tax expense	9,604	12,061	2,641
Net earnings from continuing operations	18,934	21,443	4,945
Discontinued operations:			
Net loss (less applicable income taxes of $(3,950))	–	–	(7,845)
Net earnings (loss)	18,934	21,443	(2,900)
Less: cumulative preferred stock dividends	(2,415)	(2,415)	(2,415)
Net earnings (loss) applicable to common stock	$ 16,519	$ 19,028	$ (5,315)
Basic earnings (loss) per common share - see Note 10:			
Continuing operations	$ 2.76	$ 3.16	$ 0.42
Discontinued operations	–	–	(1.30)
Net earnings (loss) per common share - basic	$ 2.76	$ 3.16	$ (0.88)
Weighted average shares outstanding - basic	5,981	6,021	6,019
Diluted earnings (loss) per common share - see Note 10:			
Continuing operations	$ 2.20	$ 2.50	$ 0.41
Discontinued operations	–	–	(1.28)
Net earnings (loss) per common share - diluted	$ 2.20	$ 2.50	$ (0.87)
Weighted average shares outstanding - diluted	8,616	8,565	6,109

See accompanying Notes to Consolidated Financial Statements

HOWELL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders' Equity

(In thousands)

	Preferred Stock Shares	Preferred Stock $	Common Stock Shares	Common Stock $	Treasury Stock Shares	Treasury Stock $	Additional Paid-In Capital	Deferred Compensation	Retained Earnings (Deficit)	Total
Balances, December 31, 1998	690	$690	5,472	$ 5,472	–	$ –	$ 40,829	$ –	$(20,120)	$ 26,871
Net loss - 1999	–	–	–	–	–	–	–	–	(2,900)	(2,900)
Cash dividends - $0.16 per Common share	–	–	–	–	–	–	–	–	(876)	(876)
Cash dividends - $3.50 per Preferred share	–	–	–	–	–	–	–	–	(2,415)	(2,415)
Balances, December 31, 1999	690	$690	5,472	$ 5,472	–	$ –	$ 40,829	$ –	$(26,311)	$ 20,680
Net earnings - 2000	–	–	–	–	–	–	–	–	21,443	21,443
Cash dividends - $0.16 per Common share	–	–	–	–	–	–	–	–	(883)	(883)
Cash dividends - $3.50 per Preferred share	–	–	–	–	–	–	–	–	(2,415)	(2,415)
Common stock issued to employees:										
Upon exercise of stock options	–	–	3	3	–	–	22	–	–	25
Restricted stock	–	–	50	50	–	–	228	(278)	–	–
Amortization of deferred compensation	–	–	–	–	–	–	–	69	–	69
Balances, December 31, 2000	690	$690	5,525	$ 5,525	–	$ –	$ 41,079	$ (209)	$ (8,166)	$ 38,919
Net earnings - 2001	–	–	–	–	–	–	–	–	18,934	18,934
Cash dividends - $0.16 per Common share	–	–	–	–	–	–	–	–	(956)	(956)
Cash dividends - $3.50 per Preferred share	–	–	–	–	–	–	–	–	(2,415)	(2,415)
Treasury stock purchased	–	–	–	–	(78)	(1,060)	–	–	–	(1,060)
Treasury stock reissued	–	–	–	–	78	1,060	(170)	(890)	–	–
Stock dividend	–	–	553	553	–	–	5,618	–	(6,171)	–
Common stock issued to employees:										
Upon exercise of stock options	–	–	21	21	–	–	202	–	–	223
Amortization of deferred compensation	–	–	–	–	–	–	–	271	–	271
Balances, December 31, 2001	690	$690	6,099	$ 6,099	–	$ –	$ 46,729	$ (828)	$ 1,226	$ 53,916

See accompanying Notes to Consolidated Financial Statements.

HOWELL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Year Ended December 31,		
	2001	2000	1999
		(In thousands)	
OPERATING ACTIVITIES:			
Net earnings from continuing operations	$ 18,934	$ 21,443	$ 4,945
Adjustments for non-cash items:			
Depreciation, depletion and amortization	9,496	7,353	6,671
Deferred income taxes	5,003	6,348	2,548
Other	300	(86)	–
Earnings from continuing operations plus non-cash operating items	33,733	35,058	14,164
Changes in components of working capital from operations:			
Decrease (increase) in trade accounts receivable	5,647	(1,537)	(1,749)
Decrease (increase) in income tax receivable	(332)	(705)	5,701
Decrease (increase) in other current assets	(546)	1,690	(1,863)
Increase (decrease) in accounts payable	(564)	1,413	1,726
Increase (decrease) in accrued and other liabilities	243	2,462	(1,861)
Cash provided by continuing operations	38,181	38,381	16,118
Cash provided by (utilized in) discontinued operations	(318)	(307)	1,315
Cash provided by operating activities	37,863	38,074	17,433
INVESTING ACTIVITIES:			
Proceeds from the disposition of property	667	–	28,715
Additions to property, plant and equipment	(52,390)	(19,467)	(6,768)
Other, net	(14)	3,107	2,152
Cash provided by (utilized in) investing activities	(51,737)	(16,360)	24,099
FINANCING ACTIVITIES:			
Long-term debt:			
Borrowings (repayments) under credit facilities - net	20,000	(15,000)	(42,000)
Cash dividends:			
Common shareholders	(956)	(883)	(876)
Preferred shareholders	(2,415)	(2,415)	(2,415)
Exercise of stock options	194	25	–
Stock purchased	(1,060)	–	–
Cash provided by (utilized in) financing activities	15,763	(18,273)	(45,291)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,889	3,441	(3,759)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	5,553	2,112	5,871
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 7,442	$ 5,553	$ 2,112

See accompanying Notes to Consolidated Financial Statements.

Note 1. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Howell Corporation and its subsidiaries ("Howell" or "Company"). All significant intercompany accounts and transactions have been eliminated.

Nature of Operations

The Company is engaged in the exploration, production, acquisition and development of oil and gas properties. These operations are conducted in the United States.

Property, Depreciation, Depletion and Amortization

The Company follows the full cost method of accounting for its oil and gas exploration and production activities. Consequently, all costs pertaining to the acquisition, exploration and development of oil and gas reserves are capitalized and amortized using the unit-of-production method as the remaining proved oil and gas reserves are produced. The Company's net investment in oil and gas properties is subject to a quarterly ceiling limitation calculation that is based on the present value of future net revenues from estimated production of proved oil and gas reserves valued at current prices. Costs in excess of the ceiling limitation are currently charged to expense. Gains or losses upon the disposition of a property, normally treated as an adjustment to capitalized costs, are recognized currently in the event of a sale of a significant portion (normally in excess of 25%) of oil and gas reserves.

The costs allocated to the unproven properties of the Company are excluded from amortization using the full cost method of accounting described above. These costs are reviewed periodically for impairment. At the time of any impairment, the related costs will be added to the costs being amortized under the full cost method of accounting.

Other property and equipment are carried at cost. Depreciation is provided principally using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred, while renewals and betterments are capitalized.

Income Taxes

The Company utilizes a balance sheet approach in the calculation of the deferred tax balance at each financial statement date by applying the provisions of enacted tax laws to measure the deferred tax consequences of the differences in the tax and book bases of assets and liabilities as they result in net taxable or deductible amounts in future years. The net taxable or deductible amounts in future years are adjusted for the effect of utilizing the carryback/carryforward attributes of any net losses generated and available tax credits. Deferred tax assets are recognized if it is more likely than not that the future tax benefit will be realized.

Earnings Per Common Share

Basic earnings per common share amounts are calculated using the average number of common shares outstanding during each period. Diluted earnings per share assumes conversion of dilutive convertible preferred stocks and exercise of all outstanding stock options having exercise prices less than the average market price of the common stock using the treasury stock method. See Notes 9 and 10.

Consolidated Statements of Cash Flows

Included in the statements of cash flows are cash equivalents defined as short-term, highly liquid investments that are readily convertible to cash and so near to maturity that their value would not change significantly because of changes in interest rates. The Company made cash payments for interest of $4,157,000, $5,877,000 and $7,318,000 in 2001, 2000 and 1999, respectively. In 2001, 2000 and 1999, cash payments for income taxes totaled $5,394,000, $6,346,000 and $768,000, respectively.

Disclosures About Fair Value of Financial Instruments

The Company estimates that the carrying amount of its cash and cash equivalents and accounts receivable and payable and debt as reflected in its balance sheet approximates fair value.

Stock Based Compensation

The Company continues to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Compensation cost for stock options, if any, is measured as the excess of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. Restricted stock is recorded as compensation cost over the requisite vesting periods based on the market value on the date of grant.

Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. The Company has elected to remain on its current method of accounting as described above, and has adopted the disclosure requirements of SFAS No. 123.

Environmental Liabilities

The Company provides for the estimated costs of environmental contingencies when liabilities are likely to occur and reasonable estimates can be made. In accordance with full cost accounting rules, the Company provides for future environmental clean-up costs associated with oil and gas activities as a component of its depreciation, depletion and amortization expense. Ongoing environmental compliance costs, including maintenance and monitoring costs, are charged to expense as incurred. See Note 8.

Derivatives

In order to mitigate the effects of future price fluctuations, the Company has used a limited program of hedging its production. Futures and options contracts are used as the hedging tools. Changes in the market value of the hedge transactions are deferred until the gain or loss is recognized on the hedged transactions.

The Company entered into two hedging programs for 1999. The first program was a purchase of a put option and a sale of a call option covering 1,750 barrels of oil per day effective April 1, 1999, through December 31, 1999. The strike prices were $15.00 per barrel for the put option and $17.00 per barrel for the call option. The second program was a purchase of a put option and a sale of a call option also covering 1,750 barrels of oil per day effective from May 1, 1999, through December 31, 1999. The strike prices were $14.50 per barrel for the put option and $18.80 per barrel for the call option. There was no premium associated with either of these programs. The strike price of the call options was exceeded resulting in a reduction of revenues of $3.5 million from what would have been received had no hedging programs been in place for 1999. Without the options the average price per barrel of oil for the year ended December 31, 1999, would have increased from $14.95 to $16.23.

The Company also entered into two hedging programs for the year 2000. The first program was a purchase of a put option and a sale of a call option covering 1,700 barrels of oil per day effective January 1, 2000, through December 31, 2000. The strike prices were $17.25 per barrel for the put option and $22.00 per barrel for the call option. The second program was a purchase of a put option and a sale of a call option covering 1,800 barrels of oil per day effective January 1, 2000, through December 31, 2000. The strike prices were $18.50 per barrel for the put option and $26.00 per barrel for the call option. There were no premiums associated with either program. The strike price of the call options was exceeded resulting in a reduction of revenues of $7.9 million from what would have been received had no hedging programs been in place for 2000. Without the options the average price per barrel of oil for the year ended December 31, 2000, would have increased from $25.22 to $28.15.

During the fourth quarter of 2000, the Company purchased a put option covering 7,500 MMBTU per day for NYMEX contract months March through December 2001, allowing it to benefit should gas prices fall. The premium paid was $0.3 million. The change in market value resulted in additional revenues of $0.9 million in 2001.

During the second quarter of 2001, the Company purchased a put option covering 4,000 barrels of oil per day for calendar months June through December 2001, allowing it to benefit should the NYMEX price for oil fall below $23.40 per barrel. The premium paid was $0.4. The change in market value resulted in additional revenues of $0.7 million in 2001.

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133 effective January 1, 2001. The Company reviewed all of its contracts to determine which, if any, contain derivatives. As of January 1, 2001, the Company had only one derivative contract and it was accounted for and carried at market value. Therefore, upon adoption of SFAS No. 133, no transition adjustment was recorded by the Company.

Revenue Recognition

The Company recognizes oil and gas revenue from its interests in producing wells as oil and gas is sold from those wells. Oil and gas sold in production operations is not significantly different from the Company's share of production.

The Company utilizes the sales method to account for gas production volume imbalances. Under this method, income is recorded based on the Company's net revenue interest in production taken for delivery. Management does not believe that the Company had any material gas imbalances at December 31, 2001 or 2000.

Concentration of Risk

Substantially all of the Company's accounts receivable result from oil and gas sales and joint interest billings to third parties in the oil and gas industry. This concentration of customers and joint owners may impact the Company's overall credit risk in that these entities may be similarly affected by changes in economic and other conditions.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to prior year balances to conform to the current year presentation.

Note 2. Acquisitions & Dispositions

2001

The Company exchanged producing oil and gas properties in a tax-free, like-kind exchange during the first quarter of 2001. The Company assigned all of its operated working interest in Main Pass Blocks 64 and 65 in exchange for a 26% non-operated working interest in the Salt Creek Field Light Oil Unit located in Natrona County, Wyoming. Howell also paid $7.6 million as part of the transaction. The exchange was completed during the first quarter of 2001.

During the fourth quarter of 2001, the Company purchased an additional interest in the Elk Basin Field, a producing oil property located in Wyoming and Montana, for $25.6 million. The pro forma information shown below assumes that the effective date of the acquisition was the beginning of each period presented. Adjustments have been made to reflect changes in the Company's results from revenues and direct operating expenses of producing properties acquired, additional interest expense to reflect the acquisition and depreciation, depletion and amortization based on fair values assigned to the assets acquired. The unaudited pro forma financial data is not necessarily indicative of financial results that would have occurred had the acquisition occurred at the beginning of each period and should not be viewed as indicative of operations in future periods.

	Pro Forma Unaudited Year Ended December 31,	
	2001	2000
	(In thousands, except per share data)	
Revenues	$ 99,256	$ 104,260
Net earnings from continuing operations	$ 22,237	$ 28,372
Net earnings from continuing operations per common share - basic	$ 3.31	$ 4.31
Net earnings from continuing operations per common share - diluted	$ 2.58	$ 3.31

2000

During the second quarter of 2000, the Company purchased certain interests in the Salt Creek and Salt Creek South fields for $2.4 million. During the fourth quarter of 2000, the Company purchased certain interests in the South Elk Basin field for $3.4 million.

1999

On January 29, 1999, the Company sold its interest in the LaBarge field, located in southwestern Wyoming, for $15.8 million. The properties consisted of three Federal units, 17 producing wells and related field facilities. In addition to natural gas, the properties produced carbon dioxide, helium and sulfur.

On March 19, 1999, the Company sold its interests in the Grass Creek Unit in Hot Springs County, Wyoming, and the Pitchfork Unit in Park County, Wyoming for $12.6 million, net of closing adjustments. The Company owned a 25% working interest at Pitchfork and various working interests ranging from 13.08% to 43.14% in different producing horizons at Grass Creek.

The properties sold during 1999 were not considered to be integral to the Company's future. The cumulative proceeds from these events, totaling $29.8 million, were used to reduce debt. See Note 5.

Note 3. Income Taxes

A summary of the provision for income taxes (benefit) from operations included in the Consolidated Statements of Operations is as follows:

	Year Ended December 31,		
	2001	2000	1999
		(In thousands)	
Current:			
Federal	$ 4,458	$ 5,395	$ –
State	143	318	93
Deferred	5,003	6,348	2,548
Income taxes from continuing operations	9,604	12,061	2,641
Income taxes from discontinued operations	–	–	(3,950)
	$ 9,604	$ 12,061	$ (1,309)

Deferred income taxes are provided on all temporary differences between financial and taxable income. The approximate tax effects of each significant type of temporary difference and carryforward were as follows:

	Year Ended December 31,	
	2001	2000
	(In thousands)	
Accrual of costs not deductible for tax	$ 59	$ 59
Accrual of costs not deductible for tax	$ 137	$ 196
Differences between book and tax bases of property, plant and equipment	(5,765)	(821)
Net non-current deferred liabilities	$ (5,628)	$ (625)

The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the applicable statutory U.S. federal income tax rate to the earnings from continuing operations before income taxes:

	Year Ended December 31,		
	2001	2000	1999
		(In thousands)	
Provision for income taxes at the statutory rate	$ 9,988	$ 11,726	$ 2,548
State income taxes	143	318	93
Other	(527)	17	–
	$ 9,604	$ 12,061	$ 2,641

As of December 31, 2001, the Company had no loss or credit carryforwards for federal income tax purposes.

Note 4. Discontinued Operations

The following table presents the detail of net loss from discontinued operations as presented on the Consolidated Statements of Operations:

	Year Ended December 31,		
	2001	2000	1999
		(In thousands)	
Discontinued operations:			
Net loss of Genesis less applicable income taxes of $(4,702).......	$ –	$ –	$ (9,129)
Net earnings from technical fuels less applicable income taxes of $752........	–	–	1,284
Net loss from discontinued operations........	$ –	$ –	$ (7,845)

In 1996, the Company conveyed the assets and business of its crude oil gathering and marketing operations and pipeline operations to Genesis Crude Oil, L.P., a Delaware limited partnership ("GCO"). Howell received cash of approximately $74 million and 991,300 subordinated limited partner units of GCO. Additionally, the Company received 46% of Genesis Energy, L.L.C., a Delaware limited liability company ("LLC"), a Delaware limited liability company which is the General Partner of GCO. Howell retained all liabilities arising from the operations, activities and transactions of the business up through the closing date, including various environmental-related liabilities. Howell recognized a gain of approximately $13.8 million.

With only a minority interest in LLC, Howell was not in a position to substantially influence management of GCO. Accordingly, the Company decided to dispose of its interests in GCO and LLC. The Company recorded an impairment charge of $13.5 million (pre-tax) to the carrying value of its investment and classified its operations as discontinued. During 1999, the investment in Genesis incurred a pre-tax loss of $13.8 million primarily as a result of the impairment charge.

The Company sold its interest in LLC during the first quarter of 2000 for $3.0 million. The proceeds from the sale were used to reduce debt. The subordinated limited partner units were eliminated in December 2000 as a result of a restructuring of GCO. The Company did not receive any proceeds for its subordinated units in GCO. No gain or loss was recognized on the sale or on the elimination of the subordinated units.

Summarized financial information for GCO for the year ended December 31, 1999, is as follows:

	1999 (In thousands)
Revenues........	$ 2,161,012
Net income........	$ 2,915
Current assets........	$ 274,712
Property & equipment, net........	$ 90,805
Total assets........	$ 380,587
Current liabilities........	$ 272,677
Partners' capital........	$ 84,110

Note 5. Debt and Available Credit Facilities

Debt of the Company under its revolving credit loan agreement was $87 million and $67 million at December 31, 2001, and December 31, 2000, respectively.

The Company entered into an Amended and Restated Credit Agreement effective December 1, 1998 ("Credit Facility"). This is a revolving credit facility that was amended on July 26, 2001, and terminates no later than July 26, 2004. The Borrowing Base, which is redetermined semi-annually by the banks, was $115 million at December 31, 2001. Borrowings under the facility cannot exceed the lesser of the Borrowing Base or the sum of the banks' commitments, which at December 31, 2001, was $100 million. The Company has the right to seek additional commitments from the existing banks or by bringing one or more additional banks into the group. Additionally, availability can be affected dramatically based upon the volatility of oil and gas prices.

Outstanding amounts under the Credit Facility bear interest, at the Company's option, at either the Eurodollar Loan rate ("Libor"), or the Base Rate (prime), plus the Applicable Margin. The Applicable Margin is determined by the Borrowing Base Utilization Percentage. As a result, interest rates range from as low as Libor plus 1.50% or the Base Rate plus 0.00% if 50% or less of the Borrowing Base is used, to as high as Libor plus 2.25% or the Base Rate plus 0.25% if greater than 90% of the Borrowing Base is used.

The Credit Facility is secured by mortgages on substantially all of the Company's oil and gas properties. The Credit Facility contains certain other affirmative and negative covenants, including limitations on the ability of the Company to incur additional debt, sell assets, merge or consolidate, or pay dividends on its capital in excess of historical levels, a prohibition on change of control or management and maintenance of a tangible net worth requirement. In addition, the Credit Facility requires the Company to maintain a ratio of current assets plus borrowing capacity to current liabilities, excluding current maturities of long-term debt, of at least 1.0 to 1.0 and an interest coverage ratio of not less than 2.5 to 1.0 at the end of any fiscal quarter.

The Company increased debt by $20.0 million during 2001 primarily as a result of the acquisition of producing properties.

As of December 31, 2001, $79.0 million of Libor-based loans bore interest at an average rate of 3.70% per annum and $8.0 million of Base rate borrowings bore interest at 4.75%.

At December 31, 2001, the Company had cash and cash equivalents of $7.4 million, and $12.8 million available to it under the Credit Facility. Should a decline in the value of the Company's proved reserves occur, the bank could reduce the borrowing base which is presently $115.0 million. Mandatory payments under the Credit Facility would be required should the borrowing base ever be reduced to a level lower than the amount outstanding at that time.

The fair value of the Company's long-term debt at December 31, 2001 and 2000, was estimated to be the same as its carrying value in the balance sheet since all significant debt obligations bear interest at floating market rates.

Note 6. Shareholders' Equity

Preferred stock

At December 31, 2001 and 2000, the Company had 3,000,000 shares of preferred stock authorized.

In April 1993, the Company completed a public offering of 690,000 shares of $3.50 convertible preferred stock. The offering was priced at $50 per share to yield 7%. The Company has the option to redeem the convertible preferred stock at face value. The convertible preferred stock is convertible into common stock of the Company at the option of the holder, at any time, at a conversion rate equal to, approximately, 3.33 common shares for each preferred share, with fractional shares paid in cash. See Note 10.

Dividends on the convertible preferred stock are paid quarterly. Such dividends accrue and are cumulative. Holders of the preferred stock have no voting rights except on matters affecting the rights of preferred shareholders. If at any time the equivalent of six quarterly dividends payable on the preferred stock are accrued and unpaid, the preferred shareholders will be entitled to elect two additional directors to the Company's Board of Directors. The Company is current in the payment of preferred dividends.

Common stock

At December 31, 2001 and 2000, the Company had 50,000,000 shares of common stock authorized. See Note 10.

Common Stock Dividend

On January 30, 2001, the Company declared a 10% stock dividend that was paid on March 22, 2001. Per share amounts for 2000 and 1999 have been restated to reflect the 10% stock dividend.

Restricted stock

During 2001, 78,100 shares of restricted stock were awarded having a market value of $11.76 per share as of the award date. Also, during 2000, 55,000 shares of restricted stock were awarded having a market value of $5.05

per share as of the award date. The total market value of such awards during 2001 and 2000 have been recorded as deferred compensation and are shown as a separate component of stockholder's equity and are amortized to expense over the vesting period.

Employee stock options

The Company maintains nonqualified stock option plans that allow the Company to grant stock options and other forms of equity-based incentives to the Company's executives, key employees, and non-employee directors. Stock options may be granted for periods up to 10 years and are generally subject to vesting over a period up to four years. At December 31, 2001, 228,311 shares were available for future option grants.

Stock option activity for the Company during 2001, 2000 and 1999 was as follows:

	2001		2000		1999	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Stock options outstanding, Beginning of year	800,691	$ 8.69	588,309	$ 8.95	1,042,982	$11.87
Granted	90,260	$11.85	226,270	$ 5.17	190,300	$ 2.55
Exercised	(21,363)	$ 9.06	(3,438)	$ 1.94	–	$ –
Expired	(11,000)	$13.41	(7,700)	$ 8.92	(30,760)	$ 7.57
Forfeited	(20,416)	$ 8.92	(2,750)	$11.94	(614,213)	$12.01
Stock options outstanding, end of year	838,172	$ 8.20	800,691	$ 8.69	588,309	$ 8.95

At December 31, 2001, options were exercisable for 485,806 shares at a weighted average exercise price of $9.53. The range of exercise prices on outstanding options at December 31, 2001, was $1.93 to $17.05. The remaining contractual life of these options was approximately 6.3 years.

The following pro forma summary of the Company's consolidated results of operations have been prepared as if the fair value based method of accounting for stock based compensation had been applied:

	2001	2000	1999
Net earnings (loss)	$ 18,934,000	$ 21,443,000	$ (2,900,000)
Fair value adjustment	(513,693)	(727,093)	(742,332)
Pro forma net earnings (loss)	$ 18,420,307	$ 20,715,907	$ (3,642,332)
Earnings (loss) per share as reported - basic	$ 2.76	$ 3.16	$ (0.88)
Pro forma earnings (loss) per share - basic	$ 2.68	$ 3.04	$ (1.01)
Earnings (loss) per share as reported - diluted	$ 2.20	$ 2.50	$ (0.87)
Pro forma earnings (loss) per share - diluted	$ 2.14	$ 2.42	$ (0.99)

The weighted average fair value of options granted during 2001, 2000 and 1999 was $6.21, $2.02 and $2.84, respectively.

Fair value of the options estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2001, 2000 and 1999. Per share amounts for 2000 and 1999 have been restated to reflect the 10% stock dividend issued during the first quarter of 2001.

	2001	2000	1999
Weighted average expected life:	8.5 years	8.5 years	8.5 years
Volatility factor:	47.51%	35.79%	51.97%
Dividend yield:	1.36%	2.83%	3.06%
Weighted average risk free interest:	5.09%	6.63%	5.45%

Note 7. Litigation

Howell Pipeline Texas, Inc. v. Exxon Pipeline Company, 125th Judicial District, District Court of Harris County, Texas, Cause No. 1999 - 32526. On June 25, 1999, Howell Pipeline Texas, Inc. ("HPTex") sued Exxon Pipeline Company ("Exxon") for failure to pay rent for the use of certain crude oil storage tanks ("Tanks"). Exxon notified HPTex of its intention to cancel a lease on the Tanks effective March 31, 1996. Exxon stopped paying rent but did not vacate the premises after notification of the lease cancellation. Exxon continued to store crude oil and hydrostatic test water for an additional eighteen months. HPTex claims Exxon owes in excess of $2.0 million in rent plus interest and attorney's fees.

Exxon filed a counterclaim against HPTex in which Exxon claims that HPTex is responsible for the removal costs associated with certain contents of the Tanks. Exxon claims it "has incurred actual damages in an amount not to exceed $2.0 million."

On January 14, 2002, a Final Judgment was entered with both parties being ordered to take nothing. The Company has begun the appellate process.

The Company believes that the ultimate resolution will not have a material adverse impact on its results of operations, financial position or cash flows.

There are various lawsuits and claims arising in the ordinary course of business against the Company, none of which, in the opinion of management, will have a material adverse effect on the Company.

Note 8. Commitments and Contingencies

The Company is subject to various contingencies including income taxes and environmental regulations and laws. Procedures exist within the Company to monitor compliance and assess the potential exposure of the Company. Management believes that such exposure is not materially adverse to its financial position, results of operations or cash flows of the Company.

From time-to-time, the Company indemnifies various parties in conjunction with the purchase or sale of assets. These indemnifications usually cover third party claims or claims for environmental issues with respect to the assets purchased or sold. Some indemnifications are for a fixed term and others are open-ended. Management does not believe that claims resulting from these indemnifications will have a material impact on the financial position, results of operations or cash flows of the Company.

In 1997, the Company purchased Amoco Production Company ("Amoco")'s interest in the Elk Basin field and the Salt Creek field. Amoco retained a right to purchase certain crude oil produced from these fields for a period of seven and fifteen years, respectively. The prices for the production paid to the Company by Amoco have fluctuated based on market conditions. Amoco permanently released their right to purchase said production from the fields effective November 1, 2001, and February 1, 2002, respectively.

The Company occupies office and operational facilities and uses equipment under operating lease arrangements Expense of these arrangements amounted to $0.6 million in 2001 and $0.5 million in 2000 and 1999. At December 31, 2001, long-term commitments for lease of facilities and equipment totaled approximately $2.2 million, consisting of $0.7 million for each year 2002 through 2004, and $0.2 million for 2005.

Note 9. Determination of Earnings per Incremental Share

The following tables present the reconciliation of the numerators and denominators in calculating diluted earnings per share ("EPS") from continuing operations in accordance with Statement of Financial Accounting Standards No. 128.

2001

	Increase in Income	Increase in Number of Shares	Earnings per Incremental Share
Options and restricted stock..........................	–	334,505	–
Dividends on convertible preferred stock.....	$ 2,415,000	2,300,000	$1.05

Computation of Diluted Earnings per Share

	Income Available from Continuing Operations	Common Shares	Per Share	
	$ 16,519,000	5,981,458	$2.76	
Common stock options and restricted stock..	–	334,505	–	
	16,519,000	6,315,963	2.62	Dilutive
Dividends on convertible preferred stock	2,415,000	2,300,000	–	
	$ 18,934,000	8,615,963	$2.20	Dilutive

Note: Because diluted EPS from continuing operations decreases from $2.76 to $2.20 when common stock options, restricted stock and convertible preferred shares are included in the computation, those common stock options, restricted stock and convertible preferred shares are dilutive. Therefore, diluted EPS from continuing operations is reported as $2.20.

2000

	Increase in Income	Increase in Number of Shares	Earnings per Incremental Share
Options and restricted stock..........................	–	244,029	–
Dividends on convertible preferred stock.....	$ 2,415,000	2,300,000	$1.05

Computation of Diluted Earnings per Share

	Income Available from Continuing Operations	Common Shares	Per Share	
	$ 19,028,000	6,020,664	$3.16	
Common stock options and restricted stock..	–	244,029	–	
	19,028,000	6,264,693	3.04	Dilutive
Dividends on convertible preferred stock	2,415,000	2,300,000	–	
	$ 21,443,000	8,564,693	$2.50	Dilutive

Note: Because diluted EPS from continuing operations decreases from $3.16 to $2.50 when common stock options, restricted stock and convertible preferred shares are included in the computation, those common stock options, restricted stock and convertible preferred shares are dilutive. Therefore, diluted EPS from continuing operations is reported as $2.50.

1999

	Increase in Income	Increase in Number of Shares	Earnings per Incremental Share
Options	–	90,013	–
Dividends on convertible preferred stock	$ 2,415,000	2,300,000	$1.05

Computation of Diluted Earnings per Share

	Income Available from Continuing Operations	Common Shares	Per Share	
	$ 2,530,000	6,018,960	$0.42	
Common stock options	–	90,013	–	
	2,530,000	6,108,973	0.41	Dilutive
Dividends on convertible preferred stock	2,415,000	2,300,000	–	
	$ 4,945,000	8,408,973	$0.59	Antidilutive

Note: Because diluted EPS from continuing operations increases from $0.41 to $0.59 when convertible preferred shares are included in the computation, those convertible preferred shares are antidilutive and are ignored in the computation of diluted EPS from continuing operations. Therefore, diluted EPS from continuing operations is reported as $0.41.

Note 10. Subsequent Event

On January 30, 2002, the Company declared a 10% stock dividend to be paid on March 21, 2002, for common shareholders of record on March 7, 2002. As a result, after that date and at the option of the holder, preferred shares may be converted into approximately 3.66 shares of common stock. The following table reflects pro forma earnings per common share for the periods presented as though the stock dividend had been paid at the beginning of each period.

	Year Ended December 31,		
	2001	2000 (In thousands)	1999
Basic earnings (loss) per common share:			
Continuing operations	$ 2.51	$ 2.87	$ 0.38
Discontinued operations	–	–	(1.18)
Net earnings (loss) per common share - basic	$ 2.51	$ 2.87	$ (0.80)
Weighted average shares outstanding - basic	6,580	6,623	6,621
Diluted earnings (loss) per common share:			
Continuing operations	$ 2.00	$ 2.27	$ 0.37
Discontinued operations	–	–	(1.16)
Net earnings (loss) per common share - diluted	$ 2.00	$ 2.27	$ (0.79)
Weighted average shares outstanding - diluted	9,478	9,422	6,720

HOWELL CORPORATION AND SUBSIDIARIES

Form 10–K
Index to Exhibits

Exhibits not incorporated herein by reference to a prior filing are designated by an asterisk (*) and are filed herewith. Exhibits designated by two asterisks (**) are incorporated herein by reference to the Company's Form S-1 Registration Statement, registration No. 33-59338, filed on March 10, 1993.

Exhibit Number	Description
3.1	Certificate of Incorporation, as amended, of the Company - incorporated by reference to Exhibit 3.1 of the Company's Annual Report on Form 10-K for the year ended December 31, 2000.
3.2 **	By-laws of the Company.
10.1 **	Howell Corporation 1988 Stock Option Plan.
10.2 **	First Amendment to the Howell Corporation 1988 Stock Option Plan.
10.3 **	Second Amendment to the Howell Corporation 1988 Stock Option Plan.
10.4	Third Amendment to the Howell Corporation 1998 Stock Option Plan (filed as an Exhibit to the Company's Report on Form 10-Q for the quarterly period ended June 30, 1994).
10.5 **	Form of Indemnity Agreement by and between the Company and each of its directors and executive officers.
10.6	Lease Agreement by and between Texas Commerce Bank National Association and Howell Corporation dated as of December 13, 1993 (filed as an exhibit to the Company's Report on Form 10-K for the year ended December 31, 1993).
10.7	First Amendment to Lease Agreement by and between Texas Commerce Bank National Association and Howell Corporation effective as of October 5, 1995 (filed as an exhibit to the Company's Report on Form 10-K for the year ended December 31, 1995).
10.8	Second Amendment to Lease Agreement by and between Texas Commerce Bank National Association and Howell Corporation effective as of November 21, 1995 (filed as an exhibit to the Company's Report on Form 10-K for the year ended December 31, 1995).
10.9	Howell Corporation 1997 Nonqualified Stock Option Plan - incorporated by reference to Exhibit 10.1 of the Company's Registration Statement on Form S-8 dated June 12, 1997.
10.10	Howell Corporation Omnibus Stock Awards and Incentive Plan - incorporated by reference to Exhibit 10.3 of the Company's Registration Statement on Form S-8 dated June 23, 2000.
10.11	Howell Corporation Nonqualified Stock Option Plan for Non-Employee Directors - incorporated by reference to Exhibit 10.1 of the Company's Registration Statement on Form S-8 dated June 23, 2000.
10.12	Amended and Restated Credit Agreement dated December 1, 1998, by and among Howell Petroleum Corporation as Borrower, Bank of Montreal as Agent, Nationsbank, N.A. as Syndication Agent, Union Bank of California, N.A., as Documentation Agent and the lenders signatory.
10.13	First Amendment to the Amended and Restated Credit Agreement dated December 1, 1998, by and among Howell Petroleum Corporation as Borrower, Bank of Montreal as Agent, Nationsbank, N.A. as Syndication Agent, Union Bank of California, N.A., as Documentation Agent and the lenders signatory thereto effective July 26, 2001 (filed as an Exhibit to the Company's Report on Form 10-Q for the quarterly period ended June 30, 2001).
21 *	Subsidiaries of the Company.
23 *	Consent of Deloitte & Touche LLP.

EXHIBIT 21

HOWELL CORPORATION

Parent and Subsidiaries

December 31, 2001

The following is a list of all significant operating subsidiaries of the Company on December 31, 2001. Each of the subsidiaries is included in the Company's Consolidated Financial Statements.

	Jurisdiction of *Incorporation*	Percentage of Voting Securities Held by *Immediate Parent*
Howell Corporation	Delaware	–
Howell Petroleum Corporation	Delaware	100%
*Howell Crude Oil Company..	Delaware	100%
*Howell Hydrocarbons & Chemicals, Inc.............................	Delaware	100%

* Discontinued Operations

DIRECTORS

Donald W. Clayton
Chairman of the Board
Howell Corporation
Director since 1997

Richard K. Hebert
President & Chief Executive Officer
Howell Corporation
Director since 1997

Robert M. Ayres, Jr.
Investments
Director since 1991

Ronald E. Hall
Retired Chairman of the Board
Howell Corporation
Director since 1995

Dr. Paul W. Murrill
Professional Engineer
Director since 1994

Dr. Otis A. Singletary
President Emeritus
University of Kentucky
Director since 1977

Ken C. Tamblyn
Retired Executive Vice President
& Chief Financial Officer
Tidewater, Inc.
Director since 2001

Khoi V. Tran
Retired Commercial Manager
International Exploration & Production Division
Pennzoil/PennzEnergy
Director since 2000

SUBSIDIARY

Howell Petroleum Corporation

HEADQUARTERS

Howell Corporation
1500 Howell Building
1111 Fannin Street
Houston, Texas 77002-6923
Telephone: 713-658-4000

OFFICERS

Donald W. Clayton
Chairman of the Board

Richard K. Hebert
President & Chief Executive Officer

John E. Brewster, Jr.
Vice President, Corporate Planning & Development

Allyn R. Skelton, II
Vice President & Chief Financial Officer

Robert T. Moffett
Vice President, General Counsel &
Corporate Secretary

AUDITORS

Deloitte & Touche LLP
Houston, Texas

STOCK LISTINGS

Howell Corporation common stock trades on the New York Stock Exchange under the symbol HWL and is identified in newspapers as HowlCp.

Howell Corporation $3.50 Convertible Preferred Stock trades on the NASDAQ Small-Cap market under the symbol HWLLP. Our preferred stock is identified as HowlC pf3.50 in financial journals.

TRANSFER AGENT AND REGISTRAR

Shareholder inquiries regarding transfers, lost certificates, dividend checks and address changes should be directed to:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
800-937-5449

INVESTOR RELATIONS

Investors, media representatives and members of the financial community should direct their inquiries to:

John E. Brewster, Jr.
Vice President, Corporate Planning & Development
713-658-4084

If you are presently a shareholder of Howell Corporation and your shares are held in trust or in an account with your broker, you can receive timely financial news releases by contacting John E. Brewster, Jr., at 713-658-4084.

HOWELL CORPORATION
1500 Howell Building, 1111 Fannin
Houston, TX 77002-6923